SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

08004428

SEC
AUG 18 2008
Washington, DC
104

August 7, 2008

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published August 6, 2008.

Best regards,
Skanska AB

Marianne Bergström

PROCESSED
AUG 21 2008
THOMSON REUTERS

ublished	Item	Document name	Required by
August 6, 2008	Press Release	Skanska awarded road project in Wroclaw for PLN 257.6 M, about SEK 700 M	law and by the listing agreement with Stockholm Stock Exchange
August 6, 2008	Press Release	Skanska to build sport center in Poland for PLN 141.4 M, about SEK 390 M	law and by the listing agreement with Stockholm Stock Exchange

8/20

SKANSKA

Press Release

August 6, 2008
15:00 pm CET

Skanska awarded road project in Wroclaw for PLN 257.6 M, about SEK 700 M

Skanska has been awarded a contract for construction of the stretch of the North Wroclaw Bypass in Poland. Skanska's contract amounts to PLN 257.6 M, about SEK 700 M, which has been included in order bookings for the third quarter. The client is the Municipality of Wroclaw.

The project will include a 5 km long 2-lane road, three viaducts, one railway tunnel and four pedestrian tunnels. Work will commence this summer and is scheduled for completion within 30 months.

Other Skanska road and bridge projects in Wroclaw include the construction of Millennium Bridge, the reconstruction of Szczynicki Bridge and the reconstruction of many streets in the city of Wroclaw.

Skanska Poland, one of the largest construction companies in Poland, had sales of SEK 8 billion in 2007. The company has about 6,500 employees. In Poland also Skanska Commercial Development and Skanska Infrastructure Development are active.

For further information please contact:

Marcin Gesing, Press Officer, Skanska Poland,
tel +48 22 561 30 66 or +48 510 161 516
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

August 6, 2008
15:15 pm CET

Skanska to build sport center in Poland for PLN 141.4 M, about SEK 390 M

Skanska has been contracted to construct a recreation and sport center in Zielona Gora, Poland. Skanska's contract amounts to PLN 141.4 M, about SEK 390 M, which has been included in order bookings for the third quarter.

The client is the City Authority for Sport and Recreation in Zielona Gora.

The project will comprise a 8,200 square meter sport center and a 11,240 square meter swimming center, which will include the longest slide in Poland (210 meter).

Work will commence this summer and is scheduled to be completed within 22 months.

Skanska Poland, one of the largest construction companies in Poland, had sales of SEK 8 billion in 2007. The company has about 6,500 employees. In Poland also Skanska Commercial Development and Skanska Infrastructure Development are active.

For further information please contact:

Marcin Gesing, Press Officer, Skanska Poland,
tel +48 22 561 30 66 or +48 510 161 516
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

END